September 18, 2024

Ziyuan Liu
Chief Executive Officer
Singularity Future Technology Ltd.
98 Cutter Mill Road, Suite 322
Great Neck, NY11021

       Re: Singularity Future Technology Ltd.
           Registration Statement on Form S-3
           Filed September 9, 2024
           File No. 333-282006
Dear Ziyuan Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Joan Wu